AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES CHANGE IN BOARD AND TERMINATION OF PUBLIC FINANCING

EDMONTON, ALBERTA - April 9, 2007 - ViRexx Medical Corp. (“ViRexx”)(TSX:VIR; AMEX:REX), announced today effective April 7, 2007 Mr. Peter Smetek of Houston, Texas and Mr. Michael Marcus of Austin, Texas, have been appointed to the Board of Directors to fill the two vacancies left by the death of Dr. Noujaim on July 2, 2006 and the February 15, 2007 resignation of Mr. Marcus. Mr. Douglas Gilpin has resigned as Chairman of the Board but will remain as Chairman of the Audit Committee and the Corporate Governance Committee. The Board of Directors have appointed Mr. Smetek as Chairman of the Board effective immediately

The Board of Directors and the group of shareholders who filed the Schedule 13D dated February 12th, 2007, has reached a settlement and as a result the public financing announced January 29, 2007 will not proceed.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Lorne Tyrrell	Peter Smetek
Chief Executive Officer	Chairman
ViRexx Medical Corp.	ViRexx Medical Corp.
Tel: (780) 433-4411	Tel: (713) 529-6277
Fax: (780)436-0068	Fax: (713) 807-7743
ltyrrell@virexx.com	petersmetek@sbcglobal.net